# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Summit Midstream Corp, CIK 0002024218
CUSIP: 86614G101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 901 Louisiana Street, Suite 4200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002045908
Persons authorized to receive notices and communications: Brian Blakeman, c/o Connect Midstream, LLC, 4020 Maple Ave, Suite 200, Dallas, Texas (TX), 75219, (214) 269-8753

## Reporting persons
- Connect Midstream, LLC (CIK 0002045908): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,891,864; sole dispositive power 0; shared dispositive power 7,891,864; aggregate amount beneficially owned 7,891,864 (39.1% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock ("Common Stock") of the Issuer issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Tailwater Energy Fund III LP (CIK 0001710146): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,891,864; sole dispositive power 0; shared dispositive power 7,891,864; aggregate amount beneficially owned 7,891,864 (39.1% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock ("Common Stock") of the Issuer issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Tailwater Capital LLC (CIK 0001615830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,891,864; sole dispositive power 0; shared dispositive power 7,891,864; aggregate amount beneficially owned 7,891,864 (39.1% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock ("Common Stock") of the Issuer issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Jason H. Downie (CIK 0001351303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,891,864; sole dispositive power 0; shared dispositive power 7,891,864; aggregate amount beneficially owned 7,891,864 (39.1% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock ("Common Stock") of the Issuer issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.
- Edward Herring (CIK 0001483120): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,891,864; sole dispositive power 0; shared dispositive power 7,891,864; aggregate amount beneficially owned 7,891,864 (39.1% of the class)
  Comment: (1) Row 11 represents (i) 6,524,467 shares of common stock ("Common Stock") of the Issuer issuable in respect of an equivalent number of common units ("Common Units") of the Partnership (as defined below) and class B common stock of the Issuer ("Class B Shares") beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock beneficially owned by the Reporting Persons.
  
  (2) Row 13 is calculated assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Summit Midstream Corp
Address of issuer's principal executive offices: 901 Louisiana Street, Suite 4200, Houston, Texas (TX), 77002

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:
Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement (the "Purchase Agreement"), by and among the Company, the Partnership, and Tall Oak Parent, and solely for purposes of modifying certain existing registration rights as detailed in the Purchase Agreement, Connect Midstream, LLC, a Delaware limited liability company ("Connect Midstream"), the Company agreed to issue and sell to Tall Oak Parent (or its designated members) 1,351,351 shares (the "Shares") of Common Stock in exchange for $42,000,000 in cash. The Purchase Agreement contained customary representations, warranties, covenants, conditions to closing, and termination provisions. Upon consummation of the foregoing, the reported securities were distributed by Tall Oak Parent to Connect Midstream.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on April 2, 2026, and is incorporated herein by reference.

Investor Agreement Amendment

The Purchase Agreement amends and modifies the Investor Agreement such that, among other things, the Shares issued to Tall Oak Parent constitute "Registerable Securities" under the Investor Agreement, and, pursuant to the terms of the Purchase Agreement and the Investor Agreement, the Company will use commercially reasonable efforts to prepare and file a Registration Statement (as defined in the Investor Agreement) with the SEC (or amend by post-effective amendment a previously filed Registration Statement, covering the resale of all of the Shares for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), within 90 days of the closing of the transaction.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Agreement, a copy of which is filed as Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the SEC on December 3, 2024 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows eleven and thirteen on the cover pages of this Amendment No. 3 is incorporated by reference into this Item 5(a).

The reported securities represent (i) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons and (ii) 1,367,397 shares of Common Stock directly held by Connect Midstream, which represents approximately 39.1% of the shares of Common Stock outstanding as of the date hereof. Such percentage is calculated assuming assuming 20,185,604 shares of Common Stock outstanding based upon (i) 12,440,219 shares of Common Stock outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2026, as increased by (ii) the 1,220,918 shares of Common Stock issued to the Reporting Person on March 31, 2026 and (iii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

In this regard, Connect Midstream is the direct holder of (i) 6,524,467 Common Units which are convertible into an equivalent number of shares of Common Stock and the direct holder of (ii) 1,367,397 shares of Common Stock. Connect Midstream is also the direct holder of 6,524,467 Class B Shares, which do not represent an economic interest in the Issuer but provide holders of Common Units with voting rights. Upon conversion of Common Units into shares of Common Stock, an equivalent number of Class B Shares are forfeited for no consideration. Tailwater Energy is the sole member of Connect Midstream. TW GP EF-III LP is the general partner of Tailwater Energy. TW GP EF-III GP, LLC is the general partner of TW GP EF-III LP. Tailwater Capital LLC is the sole member of TW GP EF-III GP, LLC. Jason H. Downie and Edward Herring are both Managing Partners of Tailwater Capital. As a result of these relationships, each of the foregoing may be deemed to beneficially own the reported securities, provided that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or any of the foregoing that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows seven through ten on the cover pages of this Amendment No. 3 and the information set forth in Item 5(a) of this Amendment No. 3 are each incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. The shares of Common Stock were issued at a price of $31.08 per share, which represents the "Minimum Price" in accordance with New York Stock Exchange regulations. Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 10 of the Schedule 13D is hereby amended to include the following at the end thereof:

Exhibit 10.3 Securities Purchase Agreement, by and among Summit Midstream Corporation, Summit Midstream Partners, LP, Tall Oak Midstream Holdings, LLC and Connect Midstream, LLC, dated as of March 31, 2026, filed as Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on April 2, 2026, and incorporated herein by reference.

## Signatures
- Connect Midstream, LLC: /s/ Jason H. Downie, Jason H. Downie/Director (04/09/2026)
- Tailwater Energy Fund III LP: /s/ Jason H. Downie, Jason H. Downie/Managing Partner (04/09/2026)
- Tailwater Capital LLC: /s/ Jason H. Downie, Jason H. Downie/Managing Partner (04/09/2026)
- Jason H. Downie: /s/ Jason H. Downie, Jason H. Downie (04/09/2026)
- Edward Herring: /s/ Edward Herring, Edward Herring (04/09/2026)
Comment: Tailwater Energy Fund III LP is the sole member of Connect Midstream, LLC. TW GP EF-III LP is the general partner of Tailwater Energy Fund III LP. TW GP EF-III GP, LLC is the general partner of TW GP EF-III LP. Tailwater Capital LLC is the sole member of TW GP EF-III GP, LLC. Jason H. Downie and Edward Herring are each a Managing Partner of Tailwater Capital LLC.